================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             FOR THE TRANSITION PERIOD FROM _________ TO __________.

                         COMMISSION FILE NUMBER 0-20083

                               -------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SPACELABS MEDICAL, INC.
                             15220 N.E. 40TH STREET
                                 P.O. BOX 97013
                         REDMOND, WASHINGTON 98073-9713


================================================================================

                          SPACELABS MEDICAL, INC.
                          INCENTIVE SAVINGS AND
                          STOCK OWNERSHIP PLAN

                          Financial Statements and Schedules

                          December 31, 1997 and 1996

                          (With Independent Auditors' Report Thereon)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN



                                TABLE OF CONTENTS


                                                                                           PAGE
                                                                                           ----
Independent Auditors' Report                                                                1

Statements of Assets Available for Plan Benefits, December 31, 1997 and 1996                2
Statements of Changes in Assets Available for Plan Benefits, Years ended
   December 31, 1997 and 1996                                                               3
Notes to Financial Statements, December 31, 1997 and 1996                                  4-12

Schedule 1 -- Line 27(a) -- Schedule of Assets Held for Investment Purposes,
   December 31, 1997                                                                        13
Schedule 2 -- Line 27(d) -- Schedule of Reportable Transactions, Year ended
   December 31, 1997                                                                        14

                          INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Spacelabs Medical, Inc.
    Incentive Savings and Stock Ownership Plan:


We have audited the accompanying statements of assets available for plan benefits of Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan
(Plan) as of December 31, 1997 and 1996 and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP
Seattle, Washington
May 29, 1998

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                 Statement of Assets Available for Plan Benefits

                           December 31, 1997 and 1996


                                                                      1997                 1996
                                                                  -----------          -----------
Investments, at fair value (note 5)
   Cash and cash equivalents                                      $   103,100                8,030
   Mutual funds                                                    20,757,602           18,175,603
   Common stocks                                                    4,213,495            4,470,799
   Insurance contracts                                                     --              769,160
                                                                  -----------          -----------

             Total investments                                     25,074,197           23,423,592

Receivables:
   Employees' contributions                                           219,132              148,525
   Employer's contributions                                           115,076               50,862
                                                                  -----------          -----------

             Assets available for plan benefits (note 4)          $25,408,405           23,622,979
                                                                  ===========          ===========


See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statement of Changes in Assets Available for Plan Benefits

                     Years ended December 31, 1997 and 1996


                                                                         1997                   1996
                                                                     ------------           ------------
Investment income:
   Interest and dividends                                            $  1,925,735              1,301,518
   Net appreciation in fair value of investments (note 5)               1,881,284                 27,925
                                                                     ------------           ------------

             Net investment income                                      3,807,019              1,329,443
                                                                     ------------           ------------

Contributions (note 1):
   Employees                                                            2,356,197              2,365,648
   Employer                                                               658,040                801,202
                                                                     ------------           ------------

             Total contributions                                        3,014,237              3,166,850
                                                                     ------------           ------------

             Total additions                                            6,821,256              4,496,293

Benefits paid to participants                                          (5,035,830)            (4,249,763)
                                                                     ------------           ------------

             Increase in assets available for plan benefits             1,785,426                246,530

Assets available for plan benefits at beginning of year                23,622,979             23,376,449
                                                                     ------------           ------------

Assets available for plan benefits at end of year                    $ 25,408,405             23,622,979
                                                                     ============           ============


See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996




(1)   PLAN DESCRIPTION

      The following description of the Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) provides only general information and does not serve as the basis for any rights or benefits under the Plan. Participants should refer to the Plan document for a more complete description of the Plan and benefit information.

      GENERAL

      The Plan is a defined contribution plan covering the majority of the full-time U.S. resident employees of Spacelabs Medical, Inc. (Sponsor or Company) who have one year of service and certain part-time employees who have completed one year of service and have worked 1,000 hours. Effective January 1, 1998, the Plan was amended to provide eligible employees the opportunity to make participant contributions to the Plan upon completion of a sixty-day service period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      ADMINISTRATION

      The plan administrator is the Sponsor, which appointed a Benefits Committee to administer the Plan.

      During 1996, the Plan's investments were held by Wachovia Employee Benefit Trust Services. Effective January 1, 1997, the Plan's investments are held by U. S. Bank of Washington NA Trust and Investment Management Division (Trustee).

      CONTRIBUTIONS

      Participants may elect to contribute from 2% to 16% of compensation, as defined, to the Plan subject to a pretax limit of $9,500 in 1997 and 1996. Contributions and earnings are credited to separate accounts maintained for each participant. Employer matching contributions are made by the Sponsor at 50% of before- and after-tax contributions up to 6% of earnings. For purposes of the Plan financial statements "employer's contributions" consist of the employer matching contributions and "employees' contributions" consist of before- and after-tax contributions and rollover contributions.

      All employer matching contributions are made directly in the Company's common stock and invested in the Company Stock Fund for the benefit of the participants unless the participants are 55 years of age or older, at which time participants may elect to have employer matching contributions allocated in the same manner as their contributions. Employer stock contributions were valued at $608,847 and $722,377 in 1997 and 1996, respectively. Forfeitures of employer matching contributions are used to reduce future employer contributions.

      The Plan offers the following investment options: The Fixed Income Fund, the Balanced Fund, the Diversified Equity Fund, the Global Fund, the Aggressive Growth Fund, and the Company Stock Fund. The ATL Stock Fund is not available for new contributions.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                    Notes to Financial Statements, Continued

      The Fixed Income Fund is a portfolio of guaranteed investment contracts plus the Invesco Collective Trust IRT Stable Value Fund, a collective investment fund investing primarily in guaranteed investment contracts and other similar instruments to achieve high current income and stability of principal. The Balanced Fund invests in the Dodge & Cox Balanced Fund which holds equity and fixed income securities seeking reasonable income, long-term capital growth and conservation of capital. The Diversified Equity Fund is a portfolio of large capitalization common stock investments managed by the Vanguard Group and held in the Vanguard Group Windsor II Fund. The Global Fund invests primarily in equity securities on a worldwide basis and seeks long-term capital growth through the Scudder Global Fund. The Aggressive Growth Fund seeks long-term capital appreciation through the Alger Retirement Funds Small Cap Retirement Portfolio by investing in equity securities of companies with total market capitalization of less than $1 billion. The Company Stock Fund is a portfolio of common stock of the Sponsor. The ATL Stock Fund is a portfolio of common stock of ATL Ultrasound, Inc.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested balance of the participant's account.

      The current value of each participant's account is determined based on the carrying values of the funds and is computed monthly.

      PAYMENT OF BENEFITS

      Participants are eligible to receive distributions, to the extent vested, upon retirement, upon becoming disabled, upon termination of employment, or upon request for withdrawal prior to termination subject to certain restrictions. A participant's beneficiary is eligible to receive a distribution of the balance of the participant's account upon the death of the participant.

      Distributions are made in cash or, if a participant elects, in the form of Company and/or ATL Ultrasound, Inc. common shares plus cash for any fractional share.

      VESTING

      Participants are fully vested at all times in their contributions and earnings thereon. Participants vest in employer matching contributions and earnings thereon as follows:


                                                   PERCENT
                   YEARS OF SERVICE                VESTED
                   ----------------                ------
                    After one year                     20%
                    After two years                    40
                    After three years                  60
                    After four years                   80
                    After five years                  100

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                    Notes to Financial Statements, Continued

      Participants become immediately vested in employer matching contributions upon termination of employment due to retirement, death or total and permanent disability.

      At December 31, 1997 and 1996 forfeited nonvested accounts totaled $14,393 and $13,689, respectively. These accounts will be used to reduce future employer contributions. Also, in 1997 and 1996, employer contributions were reduced by $44,736 and $20,858, respectively, from forfeited nonvested accounts.

      TERMINATION

      Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested.


(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      The accompanying financial statements have been prepared on the accrual basis of accounting.

      VALUATION OF INVESTMENTS

      Investments of the Plan with quoted market prices are stated at fair value, as determined by closing market prices for securities. The Plan's contract with an insurance company was valued at fair value, which approximates contract value, by discounting the related cash flows based on current yields of similar instruments with comparable durations. Purchases and sales are recorded on a trade-date basis.

      Net appreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      CASH AND CASH EQUIVALENTS

      The Plan considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

      EXPENSES

      Administrative expenses of the Plan are paid by the Sponsor.

      BENEFITS

      Benefits are reported when paid.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                    Notes to Financial Statements, Continued

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.


(3)   TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated August 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)   RECONCILIATION TO FORM 5500

      Net assets reported in accordance with IRS Form 5500 differ from the financial statements in that the Form 5500 includes a liability attributable to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date in the amounts of $385,475 and $739,231 at December 31, 1997 and 1996, respectively. Changes in net assets in the Form 5500 differ from the financial statements by an amount equal to the change in the liability for such participants from the beginning of the year to the end. Such difference was a decrease in the liability of $353,756 in 1997 and an increase in the liability of $538,680 in 1996.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                    Notes to Financial Statements, Continued

(5)   INVESTMENTS

        The following table presents the assets held for investment purposes at December 31:


                                                                  1997                                     1996
                                                    --------------------------------          --------------------------------
                                                     PRINCIPAL                                 PRINCIPAL
                                                     AMOUNT OR                                 AMOUNT OR
                                                       NUMBER            INVESTMENT              NUMBER             INVESTMENT
                                                     OF SHARES              VALUE              OF SHARES              VALUE
                                                    -----------          -----------          -----------          -----------
Cash and cash equivalents:
   Wachovia Bank DTF Short-Term                              --          $        --                8,030          $     8,030
     Investment Fund
   First American Funds Inc. Prime
     Obligations Money Market Fund
                                                        103,100              103,100                   --                   --
                                                    -----------          -----------          -----------          -----------
           Total cash and cash equivalents              103,100              103,100                8,030                8,030
Mutual funds:
   Alger Retirement Funds Small Cap                     141,820            2,511,628              141,098            2,584,907
     Retirement Portfolio
   Dodge & Cox Funds Balanced Fund                       13,438              897,375                9,761              583,932
   Invesco Collective Trust IRT Stable                5,504,789            5,504,789            5,017,564            5,017,564
     Value Fund
   Scudder Funds Global Fund                             77,789            2,199,860               66,109            1,903,946
   Vanguard Group Windsor II Fund                       336,965            9,643,950              339,289            8,085,254
                                                    -----------          -----------          -----------          -----------
           Total mutual funds                         6,074,801           20,757,602            5,573,821           18,175,603
Common stock:
   Spacelabs Medical, Inc.                              167,955            3,191,145              177,570            3,640,185
   ATL Ultrasound, Inc.                                  22,225            1,022,350               26,794              830,614
                                                    -----------          -----------          -----------          -----------
           Total common stock                           190,180            4,213,495              204,364            4,470,799
                                                    -----------          -----------          -----------          -----------
Insurance contracts:
   Principal Mutual Life Insurance
     Company, Guaranteed Investment
     Contract Policy No. 4-7799, 4.85%,
     1/2 due July 1, 1996  and the                           --                   --              769,160              769,160
     remainder due January 1, 1997
                                                    -----------          -----------          -----------          -----------
           Total insurance contracts                         --                   --              769,160              769,160
                                                    ===========          -----------          ===========          -----------
           Total investments                                             $25,074,197                               $23,423,592
                                                                         ===========                               ===========


        During the years ended December 31, 1997 and 1996, the Plan's investments appreciated (depreciated) in value as follows:


                         1997                 1996
                      -----------          -----------
Mutual funds          $ 1,755,443          $ 1,303,852
Common stock              125,841           (1,275,927)
                      -----------          -----------
                      $ 1,881,284          $    27,925
                      ===========          ===========

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                    Notes to Financial Statements, Continued



(6)  ASSETS BY FUND

       Assets available for plan benefits at December 31, 1997 and 1996 are allocated by fund as follows:


                                                      FIXED                                DIVERSIFIED
                1997                               INCOME FUND         BALANCED FUND       EQUITY FUND         GLOBAL FUND
                                                   ------------        ------------        ------------        ------------
Investments, at fair value:
       Cash and cash equivalents                   $      3,236                 284               8,669                 774
       Mutual funds                                   5,504,789             897,375           9,643,950           2,199,860
       Common stocks                                         --                  --                  --                  --
                                                   ------------        ------------        ------------        ------------

                                                      5,508,025             897,659           9,652,619           2,200,634

Receivables:
    Employees' contribution                              25,748              20,227              69,382              38,683
    Employer's contributions                                 --                  --                  --                  --
                                                   ------------        ------------        ------------        ------------

       Assets available for plan benefits          $  5,533,773             917,886           9,722,001           2,239,317
                                                   ============        ============        ============        ============


                                                   AGGRESSIVE            COMPANY               ATL
                1997                               GROWTH FUND          STOCK FUND          STOCK FUND             TOTAL
                                                   ------------        ------------        ------------        ------------
Investments, at fair value:
       Cash and cash equivalents                            405              83,902               5,830             103,100
       Mutual funds                                   2,511,628                  --                  --          20,757,602
       Common stocks                                         --           3,191,145           1,022,350           4,213,495
                                                   ------------        ------------        ------------        ------------

                                                      2,512,033           3,275,047           1,028,180          25,074,197

Receivables:
    Employees' contribution                              44,847              20,245                  --             219,132
    Employer's contributions                                 --             115,076                  --             115,076
                                                   ------------        ------------        ------------        ------------

       Assets available for plan benefits             2,556,880           3,410,368           1,028,180          25,408,405
                                                   ============        ============        ============        ============

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                    Notes to Financial Statements, Continued


                                                 FIXED                                DIVERSIFIED
             1996                             INCOME FUND         BALANCED FUND       EQUITY FUND         GLOBAL FUND
                                              ------------        ------------        ------------        ------------
Investments, at fair value:
       Cash and cash equivalents              $         15                   6                  31                  --
       Mutual funds                              5,017,564             583,932           8,085,254           1,903,946
       Common stocks                                    --                  --                  --                  --
       Insurance contracts                         769,160                  --                  --                  --
                                              ------------        ------------        ------------        ------------

                                                 5,786,739             583,938           8,085,285           1,903,946

Receivables:
    Employees' contribution                         24,527              10,857              44,404              23,829
    Employer's contributions                            --                  --                  --                  --
                                              ------------        ------------        ------------        ------------

  Assets available for plan benefits          $  5,811,266             594,795           8,129,689           1,927,775
                                              ============        ============        ============        ============

                                              AGGRESSIVE            COMPANY                ATL
             1996                             GROWTH FUND          STOCK FUND          STOCK FUND            TOTAL
                                              ------------        ------------        ------------        ------------
Investments, at fair value:
       Cash and cash equivalents                         6               7,931                  41               8,030
       Mutual funds                              2,584,907                  --                  --          18,175,603
       Common stocks                                    --           3,640,185             830,614           4,470,799
       Insurance contracts                              --                  --                  --             769,160
                                              ------------        ------------        ------------        ------------

                                                 2,584,913           3,648,116             830,655          23,423,592

Receivables:
    Employees' contribution                         34,025              10,883                  --             148,525
    Employer's contributions                            --              50,862                  --              50,862
                                              ------------        ------------        ------------        ------------

  Assets available for plan benefits             2,618,938           3,709,861             830,655          23,622,979
                                              ============        ============        ============        ============

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                    Notes to Financial Statements, Continued



(7) CHANGES IN ASSETS BY FUND

        Changes in assets available for plan benefits for the years ended December 31, 1997 and 1996 are allocated as follows:


                                                        FIXED                                    DIVERSIFIED
                       1997                          INCOME FUND           BALANCED FUND         EQUITY FUND            GLOBAL FUND
                                                     ------------          ------------          ------------          ------------
Investment income:
    Interest and dividends                           $    330,026                67,308               793,754               355,985
    Net appreciation (depreciation) in fair
       value of investments                                    --                73,610             1,742,689               (13,233)
                                                     ------------          ------------          ------------          ------------

                      Net investment income (loss)        330,026               140,918             2,536,443               342,752

Contributions                                             332,064               229,954               774,958               399,767
                                                     ------------          ------------          ------------          ------------

                      Net additions                       662,090               370,872             3,311,401               742,519

Benefits paid to participants                          (1,066,083)              (98,562)           (1,710,099)             (459,612)
Interfund transfers                                       126,500                50,781                (8,990)               28,635
                                                     ------------          ------------          ------------          ------------

                      Increase (decrease) in fund
                         balances                        (277,493)              323,091             1,592,312               311,542

Assets available for plan benefits at
    beginning of year                                   5,811,266               594,795             8,129,689             1,927,775
                                                     ------------          ------------          ------------          ------------

Assets available for plan benefits at end of
    year                                             $  5,533,773               917,886             9,722,001             2,239,317
                                                     ============          ============          ============          ============


                                                      AGGRESSIVE            COMPANY                 ATL
                       1997                           GROWTH FUND          STOCK FUND            STOCK FUND               TOTAL
                                                      ------------        ------------          ------------          ------------
Investment income:
    Interest and dividends                                 376,245               2,199                   218             1,925,735
    Net appreciation (depreciation) in fair
       value of investments                                (47,624)           (235,976)              361,818             1,881,284
                                                      ------------        ------------          ------------          ------------

                      Net investment income (loss)         328,621            (233,777)              362,036             3,807,019

Contributions                                              538,280             739,214                    --             3,014,237
                                                      ------------        ------------          ------------          ------------

                      Net additions                        866,901             505,437               362,036             6,821,256

Benefits paid to participants                             (775,870)           (765,519)             (160,085)           (5,035,830)
Interfund transfers                                       (153,089)            (39,411)               (4,426)                   --
                                                      ------------        ------------          ------------          ------------

                      Increase (decrease) in fund
                         balances                          (62,058)           (299,493)              197,525             1,785,426

Assets available for plan benefits at
    beginning of year                                    2,618,938           3,709,861               830,655            23,622,979
                                                      ------------        ------------          ------------          ------------

Assets available for plan benefits at end of
    year                                                 2,556,880           3,410,368             1,028,180            25,408,405
                                                      ============        ============          ============          ============

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                    Notes to Financial Statements, Continued


                                                       FIXED                                   DIVERSIFIED
                       1996                         INCOME FUND          BALANCED FUND         EQUITY FUND           GLOBAL FUND
                                                   ------------          ------------          ------------          ------------
Investment income:
    Interest and dividends                         $    360,043                22,786               580,495               119,691
    Net appreciation (depreciation) in fair
       value of investments                                  --                38,577             1,065,457               118,695
                                                   ------------          ------------          ------------          ------------

                      Net investment income (loss)      360,043                61,363             1,645,952               238,386

Contributions                                           466,967               172,380               779,160               375,000
                                                   ------------          ------------          ------------          ------------

                      Net additions (deductions)        827,010               233,743             2,425,112               613,386

Benefits paid to participants                        (1,265,206)              (68,638)           (1,381,354)             (417,261)
Interfund transfers                                    (218,443)              (63,454)              199,013               (40,610)
                                                   ------------          ------------          ------------          ------------

                      Increase (decrease) in fund      (656,639)              101,651             1,242,771               155,515
                         balances

Assets available for plan benefits at
    beginning of year                                 6,467,905               493,144             6,886,918             1,772,260
                                                   ------------          ------------          ------------          ------------

Assets available for plan benefits at end of
    year                                           $  5,811,266               594,795             8,129,689             1,927,775
                                                   ============          ============          ============          ============

                                                    AGGRESSIVE              COMPANY                 ATL
                       1996                         GROWTH FUND            STOCK FUND            STOCK FUND               TOTAL
                                                    ------------          ------------          ------------          ------------
Investment income:
    Interest and dividends                               217,750                   662                    91             1,301,518
    Net appreciation (depreciation) in fair
       value of investments                               81,122            (1,476,122)              200,196                27,925
                                                    ------------          ------------          ------------          ------------

                      Net investment income (loss)       298,872            (1,475,460)              200,287             1,329,443

Contributions                                            540,872               832,471                    --             3,166,850
                                                    ------------          ------------          ------------          ------------

                      Net additions (deductions)         839,744              (642,989)              200,287             4,496,293

Benefits paid to participants                           (247,054)             (737,112)             (133,138)           (4,249,763)
Interfund transfers                                      161,589               (26,211)              (11,884)                   --
                                                    ------------          ------------          ------------          ------------

                      Increase (decrease) in fund        754,279            (1,406,312)               55,265               246,530
                         balances

Assets available for plan benefits at
    beginning of year                                  1,864,659             5,116,173               775,390            23,376,449
                                                    ------------          ------------          ------------          ------------

Assets available for plan benefits at end of
    year                                               2,618,938             3,709,861               830,655            23,622,979
                                                    ============          ============          ============          ============

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                        DESCRIPTION OF INVESTMENT, INCLUDING
IDENTITY OF ISSUER, BORROWER, LESSOR,   MATURITY DATE, RATE OF INTEREST,
          OR SIMILAR PARTY              COLLATERAL, PAR OR MATURITY VALUE           SHARES            COST        CURRENT VALUE
-------------------------------------   ------------------------------------    --------------    ------------    -------------
Cash and cash equivalents:
    First American Funds Inc.           Prime Obligations Money Market Fund           103,100      $   103,100          103,100

Mutual funds:
    Alger Retirement Funds              Small Cap Retirement Portfolio                141,820        2,160,083        2,511,628
    Dodge & Cox Funds                   Balanced Fund                                  13,438          837,173          897,375
    Invesco Collective Trust            IRT Stable Value Fund                       5,504,789        5,504,789        5,504,789
    Vanguard Group                      Windsor II Fund                               336,965        6,208,995        9,643,950
    Scudder Funds                       Global Stock Fund                              77,789        2,081,764        2,199,860

Common stock:
    *Spacelabs Medical, Inc.            Common stock                                  167,955        3,683,169        3,191,145
     ATL Ultrasound, Inc.               Common stock                                   22,225          327,515        1,022,350


*Spacelabs Medical, Inc., the Plan Sponsor, is a party in interest as defined by section 3(14) of ERISA.

                                                                      SCHEDULE 2

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

               Line 27(d)--Schedule of Reportable Transactions(1)

                          Year ended December 31, 1997




IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET              PURCHASE PRICE       SELLING PRICE
---------------------------    -----------------------------------        --------------       -------------
Qualivest Money Market Fund   Short-term Investment Fund                   $7,849,399                  --
Qualivest Money Market Fund   Short-term Investment Fund                           --           7,849,799
First American Funds Inc.     Prime Obligations Money Market Fund           1,186,595                  --
First American Funds Inc.     Prime Obligations Money Market Fund                  --           1,083,589
Alger Retirement Funds        Small Cap Retirement Portfolio                  893,847                  --
Alger Retirement Funds        Small Cap Retirement Portfolio                       --             919,502
Invesco Collective Trust      IRT Stable Value Fund                         1,718,020                  --
Invesco Collective Trust      IRT Stable Value Fund                                --           1,230,795
Vanguard Group                Windsor II Fund                               1,675,582                  --
Vanguard Group                Windsor II Fund                                      --           1,859,574
Scudder Funds                 Global Stock Fund                               744,553                  --
Scudder Funds                 Global Stock Fund                                    --             435,406

                                                    CURRENT VALUE
                                                     OF ASSETS ON
IDENTITY OF PARTY INVOLVED       COST OF ASSET     TRANSACTION DATE        NET GAIN
---------------------------      -------------     ----------------       ----------
Qualivest Money Market Fund        7,849,399           7,849,399                  --
Qualivest Money Market Fund        7,849,799           7,849,799                  --
First American Funds Inc.          1,186,595           1,186,595                  --
First American Funds Inc.          1,083,589           1,083,589                  --
Alger Retirement Funds               893,847             893,847                  --
Alger Retirement Funds               772,257             919,502             147,245
Invesco Collective Trust           1,718,020           1,718,020                  --
Invesco Collective Trust           1,230,795           1,230,795                  --
Vanguard Group                     1,675,582           1,675,582                  --
Vanguard Group                     1,157,980           1,859,574             701,594
Scudder Funds                        744,553             744,553                  --
Scudder Funds                        345,199             435,406              90,207



(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of Plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets, (c) a series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets, and (d) any transactions with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of Plan assets. The current value of Plan assets, to apply the definition of reportable transactions, is determined at the beginning of the Plan year.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         Spacelabs Medical, Inc.
                                         Incentive Savings and
                                         Stock Ownership Plan





Date:          June 26, 1997             By: /s/       James A. Richman
      ----------------------------           --------------------------
                                                James A. Richman
                                                Vice President and
                                                Corporate Controller

                                INDEX TO EXHIBITS


    EXHIBIT NO.                             DESCRIPTION                 PAGE
    -----------                             -----------                 ----
        23.1            Consent of KPMG Peat Marwick LLP